UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          MEDSEARCH TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  584921 10 0
                                 (CUSIP Number)

                            Andrea I. Weinstein, Esq.
                          Schonfeld & Weinstein, L.L.P.
                           63 Wall Street, Suite 1801
                            New York, New York 10005
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 AUGUST 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 584921 10 0
SCHEDULE 13D
PAGE 2 OF 3

1.NAME OF REPORTING PERSON          Jacob Meller

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Social Security No.:

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2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A)  [   ]
                                                                      (B)  [   ]
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3.SEC USE ONLY


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4.SOURCE OF FUNDS

PF
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5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)  [  ]


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6.CITIZENSHIP OR PLACE OF ORGANIZATION

ISRAEL
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NUMBER OF                   7.  SOLE VOTING POWER                      1,664,600
SHARES                                                               -----------

BENEFICIALLY                        8.  SHARED VOTING POWER          0
OWNED BY                                                             -----------

EACH                                9.  SOLE DISPOSITIVE POWER         1,664,600
REPORTING PERSON                                                     -----------

WITH                                10.  SHARED DISPOSITIVE POWER    0

                                                                     -----------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,414,600 (includes 750,000 warrants, which expire on October 31, 2003)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[  ]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

25.1%
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON*

IN
--------------------------------------------------------------------------------

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CUSIP NO.  584921 10 0
SCHEDULE 13D
PAGE 3 OF 3

                                       13D
                             Additional Information


Item # 1.(a) Name of Issuer: .
        MedSearch Technologies, Inc.

  (b) Address of Issuer's Principal Executive Offices:
        5011 N. Lincoln Avenue, 2nd Floor, Chicago, Illinois 60625

2.(a) Name of Person Filing:
       Jacob Meller

  (b) Address of Principal Business Office for Each of the Above:
        5011 N. Lincoln Avenue, 2nd Floor, Chicago, Illinois 60625

  (c) Principal Occupation
        President, MedSeach Technologies, Inc.

  (d) N/A


  (e) N/A


  (f) Citizenship:  Israel


3. Source and Amount of Funds or Other Consideration:
      Personal funds.

4. Purpose of the Transaction:
      To own additional shares of the company

5. Interest in Securities of the Issuer:
      1,664,600 shares of Common Stock, (including 500,000 warrants, which expire on October 31, 2003). These shares represent 25.1% of the issued and outstanding common stock of MedSearch Technologies, Inc. On August 20, 2001, Mr. Meller acquired 700,000 shares of common stock of MedSearch Technologies, Inc. from Clark Holdings, Ltd. He paid $.33 per share. Mr. Meller has sole voting power and sole power to dispose of all shares held by him.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer: N/A

7.  Materials to be Filed as Exhibits
     N/A


        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  August 21, 2001                      Signature By:

                                             /S/ JACOB MELLER
                                             ----------------
                                             Jacob Meller, President, Chairman
                                             MedSearch Technologies, Inc.



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